[COSI LETTERHEAD]

May 25, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: J. Nolan McWilliams

     Justin Dobbie

     Division of Corporation Finance

Re:      Cosi, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed May 25, 2012

File No. 333-180688 (the “Registration Statement”)

Ladies and Gentlemen:

We transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of the Registration Statement, including one complete electronic version of the exhibits listed as filed therewith.

The Registration Statement responds to the comments heretofore received from the Commission’s staff (the “Staff”) by letter dated April 26, 2012 (the “Comment Letter”) with respect to the Registration Statement. For the Staff’s convenience, the Staff’s comments have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Comment Letter.

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Questions and Answers Relating to the Rights Offering, page ii

1. Please relocate the Questions and Answers section so that it follows the Prospectus Summary.

The Registrant has relocated the Question and Answers section in accordance with the Staff’s comment.

Prospectus Summary, page 1

2. Please disclose in the opening paragraphs of Our Business your revenues and net losses for each of the last three fiscal years.

The Registrant has included its revenues and net losses for the last three fiscal years per the Staff’s comment.

Very truly yours,

COSI, INC.

By: /s/ Vicki Baue

Name: Vicki Baue

Title: V.P. and General Counsel